SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                (Amendment No. )

                           Best Energy Services, Inc.
                           --------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    08651W104
                                    ---------
                                 (CUSIP Number)

                                February 27, 2008
                                -----------------
             (Date of event which requires filing of this statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

                               (Page 1 of 8 Pages)

-------------------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall. be subject to all other provisions of the Act (however, see the Notes)

 CUSIP No. 08657W104                  13G                      Page 2 of 8 Pages

--------------------------------------------------------------------------------
         (1) NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                                                    Weekley Energy Holdings, LLC
--------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
         (3)      SEC USE ONLY
--------------------------------------------------------------------------------
         (4)      CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Texas
--------------------------------------------------------------------------------

NUMBER OF                  (5)      SOLE VOTING POWER
SHARES                                                                   0
                           -----------------------------------------------------

BENEFICIALLY               (6)     SHARED VOTING POWER
                                                                 1,175,000
OWNED BY
                           -----------------------------------------------------

EACH                       (7)      SOLE DISPOSITIVE POWER              0
REPORTING
                           -----------------------------------------------------

PERSON WITH                (8)     SHARED DISPOSITIVE POWER

                                                                 1,175,000

--------------------------------------------------------------------------------
         (9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                 1,175,000
--------------------------------------------------------------------------------
         (10)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
--------------------------------------------------------------------------------
         (11)     PERCENT OF CLASS REPRESENTED
                  BY AMOUNT IN ROW (9)
                                                                      6.7%
--------------------------------------------------------------------------------
         (12)     TYPE OF REPORTING PERSON **

                                                                        OO
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No. 08657W104                  13G                      Page 3 of 8 Pages

--------------------------------------------------------------------------------
         (1) NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                                                              William B. Weekley
--------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
         (3)      SEC USE ONLY
--------------------------------------------------------------------------------
         (4)      CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Texas
--------------------------------------------------------------------------------
NUMBER OF                  (5)      SOLE VOTING POWER
SHARES                                                                  0
                           -----------------------------------------------------

BENEFICIALLY               (6)     SHARED VOTING POWER
                                                                 1,175,000
OWNED BY
                           -----------------------------------------------------

EACH                       (7)     SOLE DISPOSITIVE POWER              0
REPORTING
                           -----------------------------------------------------

PERSON WITH                (8)     SHARED DISPOSITIVE POWER

                                                                 1,175,000

--------------------------------------------------------------------------------
         (9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 1,175,000
--------------------------------------------------------------------------------
         (10)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
--------------------------------------------------------------------------------
         (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                      6.7%
--------------------------------------------------------------------------------
         (12)     TYPE OF REPORTING PERSON **

                                                                      IN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No. 08657W104                  13G                      Page 4 of 8 Pages


Item 1(a).        Name of Issuer:

         The name of the issuer is Best Energy Services, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

         The Company's principal executive offices are located at 1010 Lamar Street, 12th Floor, Houston, Texas 77002.

Item 2 (a).       Name of Person Filing:

         This statement is filed by:

         (i) Weekley Energy Holdings, LLC, a limited liability company organized under the laws of the State of Texas ("Energy"), with respect to the shares of Common Stock held by it; and

         (ii) William B. Weekley with respect to shares of common stock held by Energy

         Mr. Weekley does not own any shares of common stock directly. The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(b).        Address of Principal Business Office or, if None, Residence:

         The address of the business office of each of the Reporting Persons is 1010 Lamar Street, 12th Floor, Houston, Texas 77002.

Item 2(c).        Citizenship:

         Energy is a limited liability company organized under the laws of the State of Texas. William B. Weekley is a United States citizen.

Item 2(d).        Title of Class of Securities:

         Common Shares (the "Common Stock")

Item 2(e).        CUSIP Number: 08651W104


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 CUSIP No. 08657W104                  13G                      Page 5 of 8 Pages


Item 3. If this  statement  is filed  pursuant to Rules  13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

         (a)  [ ]   Broker or dealer  registered  under Section 15 of the Act,

         (b)  [ ]   Bark as defined in Section 3(a)(6) of the Act,

         (c)  [ ]   Insurance Company as defined in Section 3(a)(19) of the Act,

         (d)  [ ]   Investment Company registered under Section 8 of the
                    Investment Company Act of 1940,

         (e)  [ ]   Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940,

         (f)  [ ]   Employee Benefit Plan or Endowment Fund in accordance with
                    13d-1 (b) (1) (ii) (F),

         (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(ii)(G),

         (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act,

         (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

         (j)  [ ]  Group, in accordance with Rule 13d-1 (b) (1) (ii)(J).

Not applicable.

Item 4.           Ownership.

         A.       Weekley Energy Holdings, LLC

 CUSIP No. 08657W104                  13G                      Page 6 of 8 Pages


                  (a)     Amount beneficially owned: 1,175,000
                  (b) Percent of class: 6.7%. The percentages used herein and in the rest of Item 4 are calculated based upon 17,551,875 shares of common stock outstanding.
                  (c)(i)  Sole power to vote or direct the vote:  -0-
                     (ii) Shared power to vote or direct  the vote: 17,551,875
                    (iii) Sole  power to dispose or direct the disposition: -0-
                    (iv)  Shared power to dispose or direct the  disposition:
                          17,551,875
         B.       William B. Weekley

                  (a)     Amount beneficially owned: 1,175,000
                  (b) Percent of class: 6.7% The percentages used herein and in the rest of Item 4 are calculated based upon 17,551,875 shares of Common Stock outstanding.
                  (c)(i)  Sole power to vote or direct the vote:  -0-
                    (ii)  Shared power to vote or direct the vote:  1,175,000
                    (iii) Sole power to dispose or direct the disposition: -0-
                    (iv)  Shared power to dispose or direct the disposition:
                          1,175,000

Item 5.           Ownership of Five Percent or. Less of a Class.

         Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

         William B. Weekley is the sole owner of Energy and, accordingly, has the power to vote and dispose of the common stock held by Energy.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.           Identification and Classification of Members of the Group.

         Not applicable.

Item 9.           Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Each of the Reporting Persons hereby makes the following certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 08657W104                  13G                      Page 7 of 8 Pages


         SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  March 10, 2008

         WEEKLEY ENERGY HOLDINGS, LLC



         By: /s/ William B. Weekley
             ----------------------
                 William B. Weekley
                 Sole Member

         /s/  William B. Weekley
         -----------------------
              William B. Weekley

 CUSIP No. 08657W104                  13G                      Page 8 of 8 Pages


         The undersigned agree that this schedule 13G dated March 10, 2008 relating to the common stock of Best Energy Services, Inc. shall be filed by William B. Weekley.


      WEEKLEY ENERGY HOLDINGS, LLC


By:   /s/ William B. Weekley
      ----------------------
         William B. Weekley
         Sole Member


      /s/ William B. Weekley
      ----------------------
         William B. Weekley